Exhibit 99.1

Ryde Announces Results for First Quarter 2026

SINGAPORE, May 6, 2026 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Key Financial Highlights for First Quarter 2026:

●	Revenue: The Company reported revenue of S$3.77 million (US$2.93 million), representing an increase from S$2.72 million (US$2.08 million) in the first quarter of 2025. This growth was primarily attributable to the expansion of both supply and demand on the platform, underpinned by stronger engagement from riders and driver-partners, as well as ongoing enhancements in operational and platform efficiency.

●	Adjusted EBITDA: The Company’s adjusted EBITDA improved by 44%, with the adjusted EBITDA deficit narrowing to S$1.02 million (US$0.79 million) in the first quarter of 2026. This improvement reflects ongoing efforts to enhance operational efficiency, including disciplined optimisation of driver-partner incentives and rider-related costs. These initiatives have contributed to a more sustainable cost structure, strengthening the Company’s pathway toward profitability while continuing to support value creation for both driver-partners and riders.

●	Shareholders’ equity: Shareholders’ equity stood at S$31.12 million (US$24.14 million) as of March 31, 2026, reflecting the cumulative impact of multiple capital-raising initiatives successfully completed in September, October, and December 2025. These fund-raising activities strengthened the Company’s balance sheet and provided additional financial flexibility to support ongoing growth and strategic initiatives.

The first quarter of 2026 marked continued execution momentum for Ryde, as we advanced our strategic priorities with discipline. Revenue increased by 38% year-on-year to S$3.77 million (US$2.93 million), driven by sustained growth in ride volume and improving user engagement across our platform. At the same time, we reduced our adjusted EBITDA deficit by 44%, underscoring the impact of our ongoing cost optimization initiatives and operational efficiencies. Our differentiated zero-commission model and rider-first philosophy remain central to strengthening our ecosystem and deepening loyalty among both driver-partners and riders.

Looking ahead, we are encouraged by the resilience of demand and the progress we have made in building a leaner and more scalable operating model. We remain committed to sustainable growth and to delivering long-term value for our stakeholders as we continue to evolve the Ryde platform.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Unaudited Financial Information

The condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025 and 2026 are unaudited and have been derived from the Company’s management accounts, which have not been reviewed or audited.

The condensed consolidated balance sheet as of December 31, 2025 has been derived from the Company’s audited financial statements for the financial year ended December 31,2025. The condensed consolidated balance sheet as of March 31, 2026 is unaudited and has been derived from management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Convenience Translation

Translations of balances in the condensed consolidated balance sheet as of March 31, 2026 and the condensed consolidated statements of operations and comprehensive loss from SGD into USD are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7756, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Non-US GAAP Financial Measures

This document includes references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-US GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-US GAAP financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance costs, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation, and (e) impairment loss on goodwill.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-US GAAP Financial Measures”.

Reconciliation of Non-US GAAP Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-US GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following table provides reconciliations of Adjusted EBITDA.

	For the three months ended March 31,
	2025	2026	2026
	S$’000	S$’000	US$’000

Net loss	(3,553)	(2,073)	(1,608)
Depreciation and amortization expenses	150	160	124
Finance costs	2	1	1
Share-based compensation	1,564	891	691
Adjusted EBITDA	(1,837)	(1,021)	(792)

Unaudited Summary of Financial Results

Condensed consolidated statements of operations and comprehensive loss

	For the three months ended March 31,
	2025	2026	2026
	S$’000	S$’000	US$’000

Revenue	2,717	3,772	2,926

Drivers and riders cost and related expenses	(1,495)	(2,466)	(1,913)
Total expenses, net	(3,211)	(2,488)	(1,930)
Operational loss	(1,989)	(1,182)	(917)
Share-based compensation	(1,564)	(891)	(691)
Loss before income taxes	(3,553)	(2,073)	(1,608)
Income tax expense	-	-	-
Net loss	(3,553)	(2,073)	(1,608)

Other comprehensive loss
Foreign currency translation adjustment	(722)	(30)	(23)
Total other comprehensive loss	(4,275)	(2,103)	(1,631)
Less: Comprehensive loss attributable to non-controlling interest	(2)	248	192
Comprehensive loss attributable to Ryde Group Ltd	(4,273)	(2,351)	(1,823)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.15)	(0.02)	(0.01)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (‘000)	28,700	121,715	121,715

Condensed consolidated balance sheets

	December 31, 2025	March 31, 2026	March 31, 2026
	S$’000	S$’000	US$’000
Assets
Current assets	35,687	40,323	31,275
Non-current assets	2,634	2,628	2,038
Total assets	38,321	42,951	33,313

Liabilities and shareholders’ equity
Liabilities
Current liabilities	6,339	11,830	9,175
Non-current liabilities	-	-	-
Total liabilities	6,339	11,830	9,175
Shareholders’ equity	31,982	31,121	24,138
Total liabilities and shareholders’ equity	38,321	42,951	33,313